UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Amendment to Management Consulting Services Agreement

On December 5, 2006, the Board of Directors of Birks & Mayors Inc., a Canadian corporation (the “Company”), approved the Company entering into an amendment (the “First Amendment”) to the Management Consulting Services Agreement with Iniziativa S.A., a company incorporated under the laws of Luxembourg (“Iniziativa”). The First Amendment amends the terms of the original Management Consulting Services Agreement in the following respects:

•	Iniziativa is to provide to the Company advisory, management and corporate services under clearly defined project categories. As a result of the increase in the value of the services to be provided to the Company under the First Amendment, the maximum amount payable to Iniziativa per quarter has been increased from US$235,500 to US$262,500, subject to any exchange rate fluctuations as provided in the First Amendment.

•	The initial term of the First Amendment begins on January 1, 2007 and ends on March 31, 2008.

Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa. Mr. Recami is the managing director of Iniziativa and Dr. Rossi is a member of the Board of Directors of Iniziativa. Dr. Rossi shares joint voting control over the shares of Iniziativa, the controlling shareholder of the Company. The Board of Directors of the Company waived the Company’s Code of Conduct relating to related party transactions when the Board of Directors approved the Company entering into the First Amendment with Iniziativa.

Grant of Stock Appreciation Rights

In addition, on December 5, 2006, the Board of Directors of the Company approved the grant of 1,330 stock appreciation rights under the Company’s Long-Term Incentive Plan at an exercise price of $7.30 per stock appreciation right to each director of the Company who was not an employee of the Company or any of its affiliates, for a total of 11,970 stock appreciation rights.

Documents submitted herewith.

List of Documents

1.	First Amendment to the Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: December 21, 2006		Group Vice-President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	First Amendment to the Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A.

Exhibit 99.1

FIRST AMENDMENT

TO THE

MANAGEMENT CONSULTING SERVICES AGREEMENT

THIS AMENDMENT (“Amendment”), is made as of December 5, 2006, by and between BIRKS & MAYORS INC., a corporation incorporated under the laws of Canada (“Birks & Mayors”), and INIZIATIVA SA, a body incorporated under the laws of Luxembourg (“Iniziativa”).

WHEREAS, Birks & Mayors and Iniziativa are parties to a Management Consulting Services Agreement dated as of April 1, 2006 (the “Management Agreement”), pursuant to which Iniziativa agreed to provide Advisory, Management and Corporate Services (as defined in the Management Agreement) to Birks & Mayors upon the terms and conditions contained therein; and

WHEREAS, the parties desire to amend the terms and conditions of the Management Agreement as hereinafter set forth; and

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. Unless otherwise expressly provided herein, all capitalized terms used herein without definition shall have the meanings given to such terms in the Management Agreement.

2.	Amendments.

2.1.	Section 2.1 of the Management Agreement is hereby amended in its entirety to read as follows:

“Iniziativa agrees to provide Birks & Mayors the services (collectively known as the “AMCS”) outlined in the Attachment 1 “Advisory, Management and Corporate Services” attached hereto and forming an integral part of the Management Agreement. The AMCS will be reviewed between the parties at least sixty (60) days prior to any renewal of the Term or renewal term, as the case may be.

In the event that new project categories in addition to those listed in Attachment 1 are agreed upon between the parties (the “New Projects”), the New Projects together with the proposed additional fees, if any, shall be submitted to Birks & Mayors’ Corporate Governance Committee for approval.”

2.2	Section 3.1 of the Management Agreement is hereby amended in its entirety to read as follows:

“Effective January 1, 2007, Birks & Mayors shall, in consideration of Iniziativa providing AMCS to Birks & Mayors, pay to Iniziativa a maximum amount of US$262,500 per quarter through the period ending March 31, 2008. Payments to Iniziativa will be pro-rated monthly and will be paid by Birks & Mayors on the 10th of each calendar month. Iniziativa shall provide Birks & Mayors with invoices to support said payments in accordance with Section 3.3 hereof.

Should the $US / € exchange rate increase to and remain above $1.32 / 1€ or decrease to and remain below $1.24 / 1 € for forty-five (45) non-consecutive days during the quarter, the Fees will be adjusted in accordance with the following formula:

a)	in the event the exchange rate increases to and remains above $1.32 / 1€ for forty-five (45) non-consecutive days during the quarter and the average exchange rate for the quarter is greater than 1.32:

average exchange rate for the quarter x $262,500

1.32

In such event, Iniziativa will invoice Birks & Mayors for the difference between the fees paid for the quarter and the total amount of fees resulting from the calculation, which will be payable within ten (10) days from receipt of the invoice.

b)	in the event the exchange rate decreases to and remains below $1.24 / 1€ for forty-five (45) non-consecutive days during the quarter and the average exchange rate for the quarter is less than 1.24:

average exchange rate for the quarter x $262,500

1.24

In such event, Iniziativa will issue Birks & Mayors a credit note for the difference between the fees paid for the quarter and the total amount of fees resulting from the calculation, which credit note will be applied to the monthly fees payable in the immediately subsequent month.”

2.4	This amendment shall become effective on January 1, 2007 and the Management Agreement as hereby amended will remain in effect until March 31, 2008 (the “Term”). Thereafter, the Management Agreement will be extended automatically for additional successive terms of one (1) year each, unless either party gives written notice to the other party of its intent not to renew sixty (60) days prior to the end of the Term or the renewal term, as the case may be.

3.	Further Assurances. The parties mutually agree to cooperate, adjust, initial, re-execute and re-deliver any and all documents if deemed necessary or desirable in the reasonable discretion of the parties.

4.	Full Force and Effect. All of the provisions of the Management Agreement shall continue in full force and effect except as expressly modified by this Agreement.

5.	Counterparts. The parties may sign this Amendment, which may be delivered by facsimile, in counterparts. Each signed counterpart will be an original; and all of them constitute one and the same agreement.

NOW THEREFORE, the parties have entered into this Amendment on the date first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Thomas A. Andruskevich
President and Chief Executive Officer

INIZIATIVA S.A.

By:	/s/ Filippo Recami
Filippo Recami
Chief Executive Officer and Managing Director

INIZIATIVA S.A.

ATTACHMENT 1

ADVISORY, MANAGEMENT AND CORPORATE SERVICES

PROJECT CATEGORIES

•	Provide advice on international joint venture projects

•	Provide advice on international acquisitions of brands and companies

•	Provide advice on international geographical expansion, including potential wholesale and retail opportunities

•	Provide advice on organizational efficiency

•	Provide advice on clear measurement and reporting system for the Strategic Plan

METHODOLOGY

•	Each project will have: scope, objective, timing and deliverables

•	Each project will first be discussed and agreed between the Birks & Mayors CEO and the Iniziativa CEO

•	Once the project is agreed between the two parties, the project will be jointly presented to the Corporate Governance Committee for approval

•	Project updates will be discussed between the Birks & Mayors CEO and the Iniziativa CEO on a monthly basis during the monthly financial review

•	Iniziativa CEO will advise Birks & Mayors CEO when he has to communicate with members of Birks & Mayors’ senior management

REPORTS

•	A quarterly review of the services provided will be submitted to the Corporate Governance Committee of Birks & Mayors